Exhibit 99.1

NiCE Cognigy Unveils Breakthrough Agentic AI Innovations at Nexus 2026

New capabilities help brands generate, test, and scale AI Agents from engagement data, deliver seamless voice and digital journeys, and securely connect with the growing AI ecosystem through MCP.

Hoboken, N.J., March 10, 2026 – NiCE (Nasdaq: NICE) today announced a series of breakthrough innovations for NiCE Cognigy at Nexus 2026, its global CX AI Summit, advancing how enterprises discover, engineer, orchestrate, and scale AI Agents within a governed operating model that continuously senses, decides, acts, and improves across systems.

“Agentic AI is becoming the operating layer of the enterprise,” said Philipp Heltewig, General Manager, NiCE Cognigy and Chief AI Officer. “The challenge is no longer experimentation—it is how to run AI with visibility, accountability, and measurable performance. The innovations we’re unveiling at Nexus are designed for exactly that.”

Breakthrough Innovations Unveiled
•
Automation Opportunity: From Noise to Strategy to AI Agents
NiCE Cognigy introduced an automation discovery capability that analyzes engagement data—chats, voice, routing signals, and performance metrics—to identify automation opportunities and generate AI Agents from high-impact use cases. The result is a closed loop from engagement data to deployable AI Agents, accelerating time to value and aligning AI investment with measurable business outcomes.

•
Embedded Multivariate Testing: Evidence-Based AI Agent Evals
Embedded Multivariate Testing enables controlled side-by-side comparisons across prompts, guardrails, routing logic, fulfillment strategies, and foundation models. By simulating large-scale interactions before release, enterprises can assess containment, compliance, and experience impact in advance—shifting AI evaluation from static QA to continuous performance engineering.

•
Multimodal, Proactive, Hybrid Journeys: One Coherent Experience Layer
NiCE Cognigy unifies voice, visual interfaces, structured forms, and backend workflows into one synchronized journey with shared context. AI Agents can initiate proactive interactions and transition seamlessly into live conversations. Integrated human handover and asynchronous “agent unblocking” enable AI and human experts to collaborate without disrupting the customer experience—supporting a scalable hybrid workforce model.

•
Advanced Conversation Analytics: From Quantitative KPIs to Qualitative Intelligence
NiCE Cognigy announced enhanced Conversation Analyzer capabilities that apply LLM-based evaluation to production transcripts, moving beyond traditional KPI dashboards. Enterprises can assess interactions against configurable quality parameters, detect anomalies, surface root causes, and track performance trends—transforming conversation data into qualitative insight for continuous, data-driven AI performance management.

•
Advancing MCP Integration: From AI Customers to AI-Run Operations
NiCE Cognigy expanded its integration with the Model Context Protocol (MCP), enabling secure interoperability with external AI tools and development environments while making Cognigy capabilities available as governed services for enterprise AI ecosystems.

AI Leaders Share Real-World Execution
Nexus 2026 convenes AI and transformation leaders from global brands including Allianz, Lufthansa Group, Generali, SKY, and Openreach (BT), alongside industry experts from Accenture, Deloitte, and Microsoft who shared how they are redesigning workflows, governing hybrid workforces, and scaling AI into mission-critical operations.

“We are at the beginning of a structural shift in how enterprises operate,” said Scott Russell, CEO, NiCE. “In customer experience, AI is no longer a feature layered onto software—it is becoming the intelligence that runs it. The companies that win will be those that design for a hybrid workforce, where humans and AI systems work as one coordinated engine. Our role is to give enterprises the scale, resilience, and architectural foundation to turn Agentic AI into a continuous source of growth, adaptability, and competitive advantage.”

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Heltewig and Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.